

Mail Stop 3720

July 13, 2006

Via U.S. Mail and Fax

Thomas F. Chapman,
Chairman and Chief Executive Officer
Equifax, Inc.
1550 Peachtree Street, N.W.
Atlanta, GA 30309

   RE: **Equifax, Inc.**
      Form 10-K for the fiscal year ended December 31, 2005
      Filed March 3, 2006

      Form 10-Q for the quarter ended March 31, 2006
      File No. 001-06605

Dear Mr. Chapman:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Liquidity and Financial Condition, page 37

1.   We note your presentation of free cash flow within your discussion of operating activities. Please revise to:

    - Include a clear description of your calculation of this measure as well as the necessary reconciliation.
    - Describe in detail why you believe that the presentation of this measure provides useful information to investors and how the additional purposes for which you use this measure.
    - Disclose in detail the material limitations of the measure. Please refer to Item 10 of Regulation S-K and Question 13 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Balance Sheets, page 55

2.   We note your combined presentation of Goodwill and Indefinite-Lived Intangible Assets. Please revise to present goodwill as a separate line item to comply with paragraph 43 of SFAS 142.

Consolidated Statements of Cash Flows, page 56

3.   Please revise your presentation of accounts receivable, net to reflect the changes on a gross basis as required by paragraph 11 of SFAS No. 95.

4.   It is unclear to us why you are presenting your long-term revolving credit facilities activity on a net basis. Tell us why you believe this presentation complies with paragraphs 12-13 of SFAS 95. It appears from your disclosure on page 71 that the amounts due under these facilities are payable in 2009.

1. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 60

5.   We note your statement that deferred revenue represents the liability for amounts billed in advance of service delivery. Please confirm that you record the liability when amounts are collected in advance of service delivery, rather than when billed. If not, tell us why you believe it is appropriate to record deferred revenue prior to receiving cash. Revise your disclosure as appropriate.

Goodwill and Indefinite-Lived Intangible Assets, page 63

6.   We note that the useful lives of your contractual/territorial rights are indefinite. Tell us in detail how these assets meet the criteria for "indefinite-lived" based on the factors outlined under paragraph 11 of SFAS No. 142.

Financial Instruments, page 65

7.   We note that you utilized a broker to assist in the determination of the fair value of your financial instruments. While you are not required to make reference to this broker, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the broker, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director